[Arent Fox LLP Letterhead]

September 25, 2018

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                 Perry J. Hindin

Special Counsel

RE:                          RLJ Entertainment, Inc.

Revised Preliminary Statement on Schedule 14A

Filed on September 14, 2018

File No. 1-35675

Amendment No. 1 to Schedule 13E-3

Filed by RLJ Entertainment, Inc., Robert L. Johnson et al.

Filed on September 14, 2018

File No. 5-87011

Amendment No. 1 to Schedule 13E-3

Filed by RLJ Entertainment, Inc., AMC Networks Inc. et al.

Filed on September 14, 2018

File No. 5-87011

Dear Mr. Hindin:

This letter is being furnished on behalf of RLJ Entertainment, Inc. (the “Company”), Robert L. Johnson and his affiliates, and AMC Networks Inc. and its affiliates in response to your comment letter dated September 18, 2018 (the “Comment Letter”).  The Company has concurrently filed Amendment No. 2 to its Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Company and Mr. Johnson and his affiliates have concurrently filed Amendment No. 2 to their Schedule 13E-3 addressing the comments included in the Comment Letter.

555 West Fifth Street, 48th Floor	1301 Avenue of the Americas, 42nd Floor	55 Second Street, 21st Floor	1717 K Street, NW
Los Angeles, CA 90013-1065	New York, NY 10019-6040	San Francisco, CA 94105-3470	Washington, DC 20006-5344
T 213.629.7400 F 213.629.7401	T 212.484.3900 F 212.484.3990	T 415.757.5500 F 415.757.5501	T 202.857.6000 F 202.857.6395

The responses set forth in this letter are set forth in the same order and are numbered to correspond to the Staff’s comments as numbered in the Comment Letter.  For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold, and provided the response below each comment.  Please note that all page references contained in our responses below are to the pages of Amendment No. 2 to the Proxy Statement in the form filed today with the Commission.

Revised Preliminary Proxy Statement

1.                                      We have reviewed the response to prior comment 1 and reissue the comment with respect to the disclosure referenced in Item 1015(b)(4) and (b)(6). Please revise the disclosure statement to be mailed to shareholders to provide this disclosure.

Response:  In response to the Staff’s comment, the discussion in the Proxy Statement under “Special Factors—Background of the Merger” has been revised to provide the disclosure referenced in Item 1015(b)(4) and (b)(6) of Regulation M-A for Citigroup Global Markets Inc., on page 23 of the Proxy Statement.

2.                                      We note your response to prior comment 5. With a view towards enhanced disclosure, please advise what consideration you gave to providing additional disclosure on page 30 — related to the May 2, 2018 presentation materials — responsive to Item 9 of Schedule 13E-3 and Item 1015(b)(6) specifically. To the extent such presentation covered the same information already summarized on pages 54 through 58 of the proxy statement, please so disclose along with any material differences.

Response: In response to the Staff’s comment related to the presentation materials prepared by Allen & Co., dated May 2, 2018, the disclosure in the Proxy Statement under “Special Factors—Background of the Merger” has been revised to provide the disclosure referenced in Item 1015(b)(6) of Regulation M-A on page 31 of the Proxy Statement.

3.                                      We note your response to prior comment 8. Please supplement the disclosure on page 57 in both locations to summarize the “certain business and financial characteristics” referenced in the paragraphs in the section entitled “Sum-of-the-Parts: Selected Public Companies Analysis.”

Response:  In response to the Staff’s comment, the disclosure in the Proxy Statement under “Special Factors—Opinion of Financial Advisor” has been revised on page 57 of the Proxy Statement.

4.                                      We note your response to prior comment 12. The first paragraph of the response references the fourth bullet on page 60 of the proxy statement as including the information described in clause 2 of Instruction 2 to Item 1014 of Regulation M-A. Please advise how the last trading day before the public announcement of AMC’s delivery to the Company of the Initial Proposal on February 26, 2018 is considered a historical, as opposed to a current, market price. Compare this disclosure to that found on page 44 discussing the Per Share Merger Consideration as compared to the highest and lowest trading prices per share of the Common Stock on the Nasdaq Capital Market during the 52-week period ended July 27, 2018. Please also revise the disclosure in this section to explain why the parties believe the Rule 13e-3 transaction is fair in the absence of the procedural safeguard described in Item 1014(c).

Response:  In response to the Staff’s comment, the discussion in the Proxy Statement under “Special Factors— Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger” has been revised to include a discussion of the factor described in clause (ii) of Instruction 2 to Item 1014 of Regulation M-A, on page 60 of the Proxy Statement. Additionally, the discussion in the Proxy Statement under “Special Factors— Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger” has also been revised to include disclosure that explains why the AMC Entities and the Johnson Entities believe that the Rule 13e-3 transaction is fair in the absence of the procedural safeguard described in Item 1014(c) of Regulation M-A, on page 61 of the Proxy Statement.

5.                                      Refer to prior comment 13. The information described in Instruction 3 to Item 1013 calls for disclosure in terms of dollar amounts as well as percentages. The disclosure appears to only reference a percentage.

Response:  In response to the Staff’s comment, the discussion in the Proxy Statement under “Special Factors—Certain Effects of the Merger” has been revised to provide the dollar amount disclosure referenced in Instruction 3 to Item 1013 of Regulation M-A, on page 64 of the Proxy Statement. The dollar amount of AMC’s share of the Company’s net book value and net earnings will need to be determined following the closing of the Merger as part of the process of consolidating the Company’s and AMC’s financial statements with AMC’s independent auditor, but approximations have been provided based on the aggregate enterprise transaction value and the Company’s net losses as reported in its Form 10-K for the year ended December 31, 2017.

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Should you have any questions or require additional information, please feel free to contact the undersigned at (202) 857-6473.

Sincerely,

/s/ Jeffrey E. Jordan
Jeffrey E. Jordan

cc:                                Miguel Penella, Chief Executive Officer, RLJ Entertainment, Inc.

Clifford E. Neimeth, Esq., Greenberg Traurig, LLP

Brian E. Hamilton, Esq., Sullivan & Cromwell LLP